

September 11, 2013

Eric M. Rubin
American Independence Financial Services, LLC
230 Park Avenue, Suite 534
New York, NY 10169

Re: American Independence Funds Trust II
        File Numbers: 333-190593 and 811-22878

Dear Mr. Rubin:

We have reviewed the registration statement on Form N-1A of American Independence Funds Trust II (the "Trust") filed on August 13, 2013 under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The Trust has five new series: the American Independence MAR Tactical Conservative Growth Fund, American Independence MAR Tactical Moderate Growth Fund, American Independence MAR Tactical Growth Fund, American Independence MAR Tactical Aggressive Growth Fund and American Independence Laffer Dividend Growth Fund (individually a "Fund" and collectively the "Funds").

Our comments are set forth below. The captions we use below correspond to the captions the Trust uses in its registration statement.

General Comments

1. We note that portions of the disclosure have been left blank. We expect to have further comments when you supply the omitted information in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

2. Please supply the undersigned with copies of your exemptive application and any no-action requests the Trust has submitted, or will submit, in connection with registration of its shares. Please inform the undersigned whether the Trust intends to rely on an existing exemptive order for its exchange-traded fund structure and, if so, provide the 1940 Act Release number and date of the order. If the Trust intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

3. Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the

1933 Act. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Prospectus – MAR Tactical Funds

Cover Page

4. Delete the sentence about American Independence Financial Services, LLC being a limited liability company.

SUMMARY – MAR TACTICAL CONSERVATIVE GROWTH FUND

Investment Objectives/Goals, Page 3

5. Delete "Goals" from the heading because it is redundant.

6. The Fund's objective is not consistent with the Fund's name: either "growth" should be replaced by "total return" or the objective should be changed to "growth" or "capital appreciation" as the primary objective.

Fees and Expenses of the Fund, Page 3

7. Since none of the classes charge a redemption fee, delete the caption "Redemption Fee" from the fee table.

Principal Strategies, Page 4

8. In the first paragraph, disclose what is meant by "asset classes" and "sector".

9. Clarify the disclosure as to how much the Fund's net assets will be allocated to debt rather than to equity. The prospectus on page 33 alludes to the Fund's strategy keeping the probability of negative returns over a one-year period to 5% or less. This suggests that most of this Fund's portfolio would be more focused on short-term debt.

10. In the second paragraph, briefly describe each step in the "three step approach".

11. In the same paragraph, please render into plain English "portfolio optimizer" and "downside risk management techniques". Provide examples of those techniques.

12. If derivatives, short sales, options and futures are part of the Fund's investment strategy, disclose here and explain how they further the Fund's objective and strategies.

13. Disclose any criteria as to maturity, duration, or credit quality that the Fund might use with respect to its investments in debt securities or ETF's that invest in debt securities.

Principal Risks, Pages 5-6

14.   Please confirm in your response letter that this Fund will not be significantly engaged in transactions in options, futures, or other derivatives.

Sub-Adviser, Page 7

15. Please confine the disclosure in the Summary to naming the Sub-Adviser. Item 5(a) of Form N-1A only requires the names of the Adviser and Sub-Adviser.

SUMMARY – MAR TACTICAL MODERATE GROWTH FUND

SUMMARY –MAR TACTICAL GROWTH FUND

SUMMARY – MAR TACTICAL AGGRESSIVE GROWTH FUND

16. To the extent that our comments with respect to the MAR Tactical Conservative Growth Fund apply to the same or similar disclosure in the summaries of these other MAR Tactical Funds, please respond to those comments as they pertain to these Funds.

17. The disclosure under "Principal Strategies" for all four MAR Tactical Funds is identical and insufficiently descriptive. We suggest that the disclosure be revised and clarified to better distinguish the Funds from one another in order to assist the readers of this joint prospectus in deciding which Fund is appropriate for their particular investment goals and risk tolerances.

MORE ABOUT THE FUNDS

CFTC Regulatory Consideration, Page 27

18. If the Funds will invest in derivatives, this should be disclosed in the Summaries and in the rest of the prospectus, taking into account the observations from this Division: *Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies* (July 30, 2010) available at the Commission's website, www.sec.gov.

Investment Strategy, Page 27

19. Expand the disclosure to list the "asset classes" in which the Funds allocates its net assets unless the categories listed in the first paragraph are considered to be "asset classes". If this is the case, change the disclosure in the Summaries which refer to domestic and international equities, fixed-income, etc. as "markets". Are "markets" and "asset classes" meant to be synonymous? Please clarify your terminology.

Funds Management, Page 32

20. Change "Gross Fee" to "Fee".

Prior Performance of the Sub-Adviser, Pages 33-35

21. Disclose that the standardized SEC method was not used to calculate the performance data and state that the method used differs from the standardized SEC method.

22. Please explain to the staff what is meant by the MAR 6 Composite being composed of client accounts that are managed "so that the probability of negative returns over a one-year period is 5% or less and the asset allocation of these accounts is optimized in U.S. dollars." Please explain how this is appropriate in view of the requirement in no-action letters such as *Nicholas-Applegate Mutual Funds* (pub. avail. August 6, 1996) that prior performance information generally includes the performance of all accounts with "substantially similar" objectives, policies, and strategies. Were any accounts with substantially similar objectives, policies, and strategies excluded from the Composite performance because they did not have a probability of negative returns of 5% or less? If so, did these excluded accounts have higher or lower total returns than those included in the Composite? Could the exclusion of these accounts cause the Composite performance to be misleading? The current disclosure also may give the misleading impression that "5% or less" is predictive of future performance or a guarantee of a limit on losses.

23. In your response letter, please advise the staff on why it is appropriate to include in the performance those periods prior to May 1, 2008 when the composite asset allocation was implemented through the use of sub-advisors rather than through ETFs.

24. Please inform the staff in your response letter which "broad-based securities market index" the Funds intend to use as their benchmark index. The mix of three indices described in the sixth paragraph may not be an "appropriate broad-based securities market index" for purposes of Item 4(b)(2)(iii) or Item 27(b)(7) of Form N-1A.

25. The sixth paragraph states that the highest management fees were deducted to arrive at net returns. Please further disclose that all other expenses were also deducted. (Custodian expenses may be excluded).

Prospectus for Laffer Dividend Growth Fund

26. To the extent that our comments with respect to the MAR Tactical Funds apply to the same or similar disclosure in the prospectus of this Fund, please respond to those comments as they pertain to this Fund.

Investment Objectives/Goals, Page 3

27. "Dividend growth" in the Fund's name suggests an objective of increasing income over time. The objective should be reworded to convey this dynamic aspect of "dividend growth."

Principal Strategies, Page 4

28. Please clarify the disclosure's reference to securities with "target benchmarks of the S&P 500 Index and the Dow Jones Select Dividend Index." Stocks do not have "target benchmarks" unless they are closed-end funds, ETFs, hedge funds, or the like. Does the Fund intend to invest in such entities? If so, it should clearly disclose its intention to do so and describe them, as well as explain its "fund of funds" policy. If the disclosure is simply an allusion to the Fund's use of these Indices as its own target benchmarks, please revise the disclosure to make this clear.

Principal Risks, Pages 5-6

29. Does the "Interest Rate and Duration Risk" belong in this Fund Summary? This Fund will be 90% invested in dividend-paying equity securities rather than debt securities. Please explain to the staff in your response letter your basis for assuming that dividend-paying securities react in the same way to changes in interest rates as debt securities.

30. Disclose that most BDCs are illiquid and are therefore subject to the Fund's limitation on illiquid investments. Disclose the extent to which an active secondary market for BDCs exists.

Statement of Additional Information – MAR Tactical Funds

THE INVESTMENT POLICIES, PRACTICES AND RELATED RISKS OF THE FUND

31. Change "Fund" in the heading to "Funds."

32. Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Funds intend to engage in such investments and

practices so that they might materially affect the performance of the Funds or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

Statement of Additional Information – Laffer Dividend Growth Fund

THE INVESTMENT POLICIES, PRACTICES AND RELATED RISKS OF THE FUND

33. Some investments and investment practices described here are not mentioned in the prospectus. To the extent that the Funds intend to engage in such investments and practices so that they might materially affect the performance of the Funds or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

*   *   *

Notwithstanding our comments, please furnish a letter acknowledging that:

> The Trust and the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

> should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

> the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

> the Trust and the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

  If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

       Sincerely yours,

       /s/ John Grzeskiewicz

       John Grzeskiewicz
       Senior Counsel